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                            May 28, 2024

       Todd Rowley
       Chief Executive Officer
       Strategic Wireless Infrastructure Fund II, Inc.
       660 Steamboat Road, 1st Floor
       Greenwich, CT 06830

                                                        Re: Strategic Wireless
Infrastructure Fund II, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted May 10,
2024
                                                            CIK No. 0001868516

       Dear Todd Rowley:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 12, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-11

       Cover Page

   1. We note your response to prior comment 3. Please revise your disclosure to clarify the circumstances under
which the board would make the determination to calculate NAV on a monthly basis.
Additionally, we note your disclosure that you would submit a prospectus supplement to address
such a change. Please advise why this would not be considered a fundamental change
necessitating a post-effective amendment given that you will be revising your method of
pricing your shares.
 Todd Rowley
FirstName  LastNameTodd     Rowley
Strategic Wireless Infrastructure Fund II, Inc.
Comapany
May        NameStrategic Wireless Infrastructure Fund II, Inc.
     28, 2024
May 28,
Page  2 2024 Page 2
FirstName LastName
Market Overview, page 77

2. Please update your market data, as your reported rent collection data reflects information from 2020.
Investments in Real Estate and Real Estate Debt, page 99

3. We note you populated the table presented on the top of page 99. We further note that you report Other - DataCom Joint Venture segment revenue of $688,695, which you state is your 51% share of the revenue of the joint venture. The amount of $688,695 does not appear to be segment revenue, as there is no revenue for this segment within your segment footnote disclosure on page F-27. Please relabel the column on page 99 with a term that is not the same as nor confusingly similar to a GAAP term.
4. Please tell us the nature of the differences between the asset acquisition prices listed on page 100 and the asset acquisition costs listed on page F-23, and revise if needed.
5. We note your table on page 101 that discloses the principal provisions of the lease terms as of the acquisition date of your material properties. Please further disclose, if different, the current expiration date as of the date of the filing.
6. We note your response to prior comment 7. In your table under Investments in Real
         Properties, please add a column that reflects your average base rent. Under your column titled Average Effective Annual Base Rent, please revise footnote (1) to reflect that this metric takes into account tenant concessions, such as reimbursements and abatements.
December 31, 2023 NAV Per Share, page 166

7. Please tell us and revise your filing to clarify the nature and purpose of the line item for accrued expense support repayment within your table on page 166. Description of Capital Stock, page 173

8. We note your response to prior comment 4; however, the material differences among your securities is still unclear. For example, please clarify the rights associated with the A, AX,
         DX and IX shares, including voting rights and rights to distributions from the operating partnership, rights under your share repurchase program and conversion rights. See Item
         202(a)(4) of Regulation S-K.
 Todd Rowley
Strategic Wireless Infrastructure Fund II, Inc.
May 28, 2024
Page 3

       Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameTodd Rowley
                                                         Division of
Corporation Finance
Comapany NameStrategic Wireless Infrastructure Fund II, Inc.
                                                         Office of Real Estate
& Construction
May 28, 2024 Page 3
cc:       Heath D. Linsky, Esq.
FirstName LastName